UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934

For the month of September 2011
Commission file number: 000-27648

MAGICJACK VOCALTEC LTD.
(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Attached hereto and incorporated by reference herein is a press release, dated September 28, 2011, titled "Free magicJack APP Launches on Apple’s App Store Providing Free Phone Service – magicJack VocalTec issues new guidance of $2.00 - $3.00 GAAP EPS in 2012 and 20 - 30% revenue growth from 2011 to 2012.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGICJACK VOCALTEC LTD. (Registrant)

By:	/s/ Daniel Borislow
Name: Daniel Borislow
Title: President and Chief Executive Officer

Date: September 28, 2011

Free magicJack APP Launches on Apple’s App Store Providing Free Phone Service

magicJack VocalTec issues new guidance of $2.00 - $3.00 GAAP EPS in 2012 and
20 - 30% revenue growth from 2011 to 2012

West Palm Beach, FL, and Netanya, Israel – September 28, 2011 - magicJack VocalTec, Ltd. (Nasdaq: CALL), the Voice Experts and company that invented voice over IP (VoIP) that sold over eight million magicJacks®, has officially launched the magicJack APP™, a free application now available for download in Apple App Store(SM) that allows users to make free calls to numbers within the U.S., Canada and to all other magicJack numbers in the world. magicJack APP is compatible with the iPad®, iPhone®, and the iPod touch® (essentially turning it into a free mobile phone), will never use mobile minutes and does not require a voice plan.

A photo accompanying this release is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10679.

magicJack APP is the latest offering from the company which recently launched magicJack PLUS™, an upgraded version of the successful magicJack that continues to provide free phone service with the option to use it with or without a computer. The magicJack PLUS is the only device available in the world that works in this fashion that also weighs less than one ounce. This small, efficient form factor is achieved by using the company's proprietary computer on a chip that performs more than 14 functions and contains a CPU and memory.  The newest line-up of products and services continues to deliver the highest voice quality, and now allows the customer flexibility when placing a call: with or without a PC or Mac computer, on a smart phone, on a tablet, without a magicJack and even via an iPod touch providing free telecom service across all of these devices. The addressable market for the company’s products and services is ever expanding and now made available to a much larger demographic market across the globe.

magicJack APP, now available for free, downloads within seconds and allows customers to begin making free calls. Users will have the option to use their existing magicJack number to make/receive calls or use the application for outgoing calls to landline or mobile numbers in the U.S. and Canada, and other magicJack numbers across the world for free. magicJack APP is as easy to use as your mobile phone with better voice quality and allows customers to use their stored iPhone contacts.

Dan Borislow, CEO of magicJack, states: "I am incredibly proud of the many employees involved in building our first APP. I am obviously biased in saying this, but I can't see any reason that by offering the best voice quality, free calls, ease of use, ability to use your existing contacts and free download, that we will not have tens of millions of downloads over the next year. Apple has the best OS and devices built for voice and I believe we have the best telephone network and software engineers to take advantage of this incredible platform."

Customers with an iPhone, iPod touch or iPad will be able to use the app when connected to W-Fi or 4G with the same functionality of a regular mobile phone with better call quality, but without the costs for calls. Answering the demands for people on the go or people in their home or office, the company’s products and services now broaden to include computers, telephones, smartphones and consumer electronic devices.

The company’s CLEC network is the largest in the U.S. in terms of area codes available and certification in number of states and carries the call totally IP until to the last mile utilizing 140 servers and 83 session border controllers. These servers are only working at five percent of utilization now as the company expects substantial call growth.

magicJack VocalTec expects to deliver other devices and services connected with Wi-Fi and 4G next year. With watching more results of media tests over the weekend, the company is updating estimates for 2012 to $2.00 - $3.00 GAAP earnings per share (EPS) before any nonrecurring items and 20 - 30 percent revenue growth from 2011 to 2012. With eight million customers having purchased the magicJack, magicJack VocalTec is currently the fastest growing telecom company in North America. The company continues to have the most aggressive and advanced product and service path of any other company in home, small business and mobile telecom in the country and will soon expand into new markets across the world.

magicJack APP is available for download today at the Apple App Store.

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, including statements about our products, services, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:  changes to our business resulting from increased competition; any operational or cultural difficulties associated with the integration of the businesses of VocalTec and Ymax; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; unexpected costs, charges or expenses resulting from the merger; the ability of the combined company to achieve the estimated potential synergies or the longer time it may take, and increased costs required, to achieve those synergies; our ability to develop, introduce and market innovative products, services and applications; our customer turnover rate and our customer acceptance rate; changes in general economic, business, political and regulatory conditions; availability and costs associated with operating our network; potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies; the degree of legal protection afforded to our products; changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and the various other factors discussed in the “Risk Factors” section of the Forms 6-K filed with the Securities and Exchange Commission. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition.

We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

magicJack is a registered trademark of magicJack VocalTec Ltd. All other product or company names mentioned are the property of their respective owners.

About magicJack VocalTec Ltd.
magicJack VocalTec Ltd. (Nasdaq: CALL), the inventor of VoIP including the softphone and magicJack, has the goal of becoming the leading international provider of global voice over many platforms. The company has achieved sales of over eight million of the easy-to-use, award-winning magicJack since the device’s launch in 2008, and has the use of over 30 patents, some dating to when the company invented VoIP. It is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has historically had uptime of over 99.99 percent.

The magicJack APP logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10676.

The photo is also available at Newscom, www.newscom.com , and via AP PhotoExpress.

Contact:
Kari Hernandez
Media Relations
kari@ink-pr.com

Michael Tribolet
Investor Relations
201.301.5604
mt@magicjack.com